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	APPALACHIAN POWER COMPANY
	PUTNAM COAL TERMINAL
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 23272
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000





	CONTENTS



							  Page

Statements of Transfer Fees Charged                         1

Summary of Costs Incurred                                   2

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        APPALACHIAN POWER COMPANY
	PUTNAM COAL TERMINAL
	STATEMENTS OF TRANSFER FEES CHARGED
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000
				      April 2000                     May 2000                          June 2000
			     Tons      Fee        Amount    Tons        Fee        Amount    Tons        Fee        Amount
				    (per ton)     (000)              (per ton)     (000)              (per ton)     (000)
TRANSFER FEES CHARGED

  Appalachian Power Company:(a)
   -Mountaineer Plant. . .    12,948   $6.40      $ 95         -         -         $ -        14,371     $6.40      $ 92

  Ohio Power Company:(b)
   -Amos Plant (c) . . . .    79,811    N/A          2 (d)   32,716     N/A           2 (d)  100,797       N/A         2 (d)

	 TOTAL BILLINGS. .    92,759              $ 97       32,716                $  2      115,168                $ 94

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is  based on the  usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.

N/A Not Applicable

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
	APPALACHIAN POWER COMPANY
	PUTNAM COAL TERMINAL
	SUMMARY OF COSTS INCURRED
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000

							       Three
							       Months
				 April      May      June      Ended
				 2000       2000     2000     6/30/00
					   (in thousands)
Salaries and Benefits. . . . . . $238       $ 88     $(12)      $314
Depreciation . . . . . . . . . .   77         77       77        231
Taxes Other Than Income Taxes* .   15         15       16         46
Materials & Supplies . . . . . .    2          5        1          8
Electricity. . . . . . . . . . .    6          5        5         16
Other. . . . . . . . . . . . . .   28         38      (53)        13

	  Total**. . . . . . . . $366       $228     $ 34       $628

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.
** Excludes cost of capital, see discussion of return on investment in the footnotes on page 1.